                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d)
         OF THE SECURITIES EXCHANGE ACT OF 1934

         FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d)
         OF THE SECURITIES EXCHANGE ACT OF 1934


Commission File Number 1-16463
                       ---------------------------------------------------------

  Full title of the plan and the address of the plan, if different from that of the issuer named below:


            PEABODY HOLDING COMPANY, INC. EMPLOYEE RETIREMENT ACCOUNT
--------------------------------------------------------------------------------

  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           PEABODY ENERGY CORPORATION
--------------------------------------------------------------------------------

     701 MARKET STREET, ST. LOUIS, MISSOURI                       63101-1826
--------------------------------------------------------------------------------
    (Address of principal executive offices)                      (Zip Code)

                                TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm...........................1

Financial Statements

     Statements of Net Assets Available for Benefits -
     December 31, 2004 and 2003...................................................2

     Statements of Changes in Net Assets Available for Benefits -
     Years Ended December 31, 2004 and 2003.......................................3

     Notes to Financial Statements................................................4

Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)...................11

Signatures.......................................................................13

Exhibit Index....................................................................14

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

             Report of Independent Registered Public Accounting Firm

The Plan Administrator
Defined Contribution Administrative Committee

We have audited the accompanying statements of net assets available for benefits of Peabody Holding Company, Inc. Employee Retirement Account as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                             /s/ ERNST & YOUNG LLP
                                             ----------------------------------
                                             Ernst & Young LLP

St. Louis, Missouri
June 2, 2005

                          Peabody Holding Company, Inc.
                           Employee Retirement Account

                 Statements of Net Assets Available for Benefits
                             (Dollars in thousands)

                                                                     DECEMBER 31
                                                                2004             2003
                                                            ------------     ------------
ASSETS
Investments, at fair value:
   Investments in mutual funds                              $    187,019     $    152,788
   Investment in common/collective trust                          96,035           86,725
   Investment in Peabody Energy Stock Fund                         3,909              863
   Participant notes receivable                                   10,414            8,337
                                                            ------------     ------------
Total investments                                                297,377          248,713

Receivables:
   Employer contributions                                          3,602            3,463
                                                            ------------     ------------

Net assets available for benefits                           $    300,979     $    252,176
                                                            ============     ============


See accompanying notes.

                          Peabody Holding Company, Inc.
                           Employee Retirement Account

           Statements of Changes in Net Assets Available for Benefits
                             (Dollars in thousands)

                                                                     YEAR ENDED DECEMBER 31
                                                                     2004              2003
                                                                 ------------      ------------
ADDITIONS
Interest and dividends                                           $      7,450      $      6,162
Net realized and unrealized appreciation of investments                18,158            31,617
                                                                 ------------      ------------
Net investment income                                                  25,608            37,779
                                                                 ------------      ------------

Contributions:
   Employee                                                            15,545            13,554
   Employer                                                            10,368             9,475
   Rollover                                                            12,707               435
                                                                 ------------      ------------
Total contributions                                                    38,620            23,464
                                                                 ------------      ------------

Transfers from other plans                                                920                 2
                                                                 ------------      ------------

Total additions                                                        65,148            61,245
                                                                 ------------      ------------

DEDUCTIONS
Withdrawals by participants                                           (16,321)          (14,951)
Administrative expenses                                                   (24)              (13)
                                                                 ------------      ------------
Total deductions                                                      (16,345)          (14,964)
                                                                 ------------      ------------

Net increase in net assets available for benefits                      48,803            46,281
Net assets available for benefits at beginning of year                252,176           205,895
                                                                 ------------      ------------

Net assets available for benefits at end of year                 $    300,979      $    252,176
                                                                 ============      ============



See accompanying notes.

                          Peabody Holding Company, Inc.
                           Employee Retirement Account

                          Notes to Financial Statements

                     Years Ended December 31, 2004 and 2003


1. DESCRIPTION OF THE PLAN

The following description of the Peabody Holding Company, Inc. (the "Company") Employee Retirement Account (the "Plan") provides only general information. Participants should refer to the plan documents for a more complete description of the Plan's provisions. The Company is a wholly-owned subsidiary of Peabody Energy Corporation ("Peabody").

GENERAL

The Plan is a defined contribution plan, and participation in the Plan is voluntary. All salaried employees of the Company and certain of its participating subsidiary and affiliated companies (the "Employer") are eligible for participation on the date of their employment or at any time afterward. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

On April 15, 2004, Peabody purchased all of the equity interest in the Twentymile Coal Company ("Twentymile") from RAG Coal International AG. As part of the purchase agreement, all active employees of Twentymile, as defined in the agreement, were eligible to participate in the Plan, and those employees who were participating in the RAG American Coal Savings Plan and Trust were eligible to roll over their fund balances into the Plan. In 2004, Twentymile participants rolled over approximately $12.2 million in fund balances into the Plan.

The Plan allows participants to invest in a selection of mutual funds, a common/collective trust, and the Peabody Energy Stock Fund. All investments in the Plan are participant-directed.

CONTRIBUTIONS

Each year, participants may contribute any whole percentage from 2% to 50% of pre-tax or after-tax base compensation, as defined in the Plan. Participants may also contribute distributions from other qualified defined benefit or defined contribution plans.

In the calendar year that a participant is age 50 or older and each year thereafter, certain participants meeting additional specific criteria are permitted to make catch-up contributions to the Plan. These participants are able to contribute amounts in excess of the maximum otherwise permitted by the Plan, subject to certain limitations.

                          Peabody Holding Company, Inc.
                           Employee Retirement Account

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

For participants other than those who are employed by Powder River Coal Company or Twentymile, the Employer makes matching contributions equal to 100% of the first 3% of base compensation and 75% of the next 4% of base compensation that a participant contributes to the Plan. For participants who are employed by Powder River Coal Company and Twentymile, the Employer makes matching contributions equal to 50% of the first 6% of base compensation that a participant contributes to the Plan.

Participants direct the investment of employee and employer matching contributions into various investment options offered by the Plan. All contributions are subject to certain limitations as defined by the Plan and the Internal Revenue Service ("IRS").

Peabody's Board of Directors has approved desired minimum and maximum performance targets that require the Employer to pay a performance contribution between 0% and 4% of base compensation into the account of each active, eligible employee as of the end of the fiscal year, based upon Peabody's level of achievement of the approved target. Employees of Powder River Coal Company and Twentymile are not eligible for the performance contribution. If Peabody does not meet the minimum performance targets set by the Board of Directors for a fiscal year, the Board of Directors may authorize the Employer to contribute a discretionary amount to the Plan. If Peabody exceeds the maximum performance targets set by the Board of Directors for a fiscal year, the Board of Directors, at its discretion, may authorize the Employer to contribute up to an additional 2% of base compensation to the Plan.

At December 31, 2004, a $3.6 million receivable was recorded for a performance contribution of 4% of eligible employees' salaries related to the 2004 plan year. At December 31, 2003, a $3.5 million receivable was recorded for a performance contribution of 4% of eligible employees' salaries related to the 2003 plan year.

FORFEITED ACCOUNTS

Employer contributions are reduced by forfeitures of non-vested amounts. The forfeiture credits, net of holding gains or losses, amounted to $121,420 and $245,245 for the years ended December 31, 2004 and 2003, respectively. As of December 31, 2004 and 2003, the forfeiture credits that were available for future use amounted to $246,101 and $109,762, respectively.

                          Peabody Holding Company, Inc.
                           Employee Retirement Account

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT LOANS

Participants may borrow up to 50% of their vested account balance from their fund accounts, subject to a minimum of $1,000 and a maximum of $50,000. The loans are secured by the balance in the participant's account and bear interest at the prime interest rate as published in The Wall Street Journal on the first business day of the month in which the loan was made, plus 1%. Principal and interest are paid ratably through payroll deductions. A maximum of two loans may be outstanding at any time.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, the Employer's contributions and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

PAYMENT OF BENEFITS

Participants are eligible for distributions of their vested account balance upon termination of employment. Participants are eligible for distribution of their entire account balance at death, disability or termination after age 62. Generally, participants may elect to receive their distribution as a lump sum or annual installment. A beneficiary distribution is available as a lump sum only.

Participants who have attained the age of 59 1/2 have the right to receive a partial or complete distribution of their vested account balance upon request, without penalty. Withdrawals in cases of hardship, as defined in the Plan, are also permitted. Other withdrawals of after-tax contributions are also available as defined in the Plan.

VESTING

Participants are immediately vested in their contributions and actual earnings thereon. Excluding Twentymile participants, vesting in Employer matching contributions occurs ratably based on years of continuous service (25% per year after two years of service with 100% vesting after five years), and automatically vests completely when the participant attains the age of 62. Employer performance contributions and discretionary contributions, if any, are 100% vested immediately. For Twentymile employees, all contributions and earnings are immediately vested.

                          Peabody Holding Company, Inc.
                           Employee Retirement Account

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

PLAN TERMINATION

The Plan is voluntary on the part of the Employer. The Employer may terminate the Plan in whole or in part subject to the provisions of ERISA. Upon termination or complete discontinuance of all contributions to the Plan, participants' accounts become fully vested. Currently, the Employer has no intention to terminate the Plan.

ADMINISTRATIVE EXPENSES

All significant administrative expenses of the Plan, including recordkeeping and trustee fees, are paid by the Employer. Participants are required to pay their own loan fees.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units in the common/collective trust are valued at net asset value at year-end. The stock fund is valued at year-end unit closing price (comprised of the year-end market price plus any uninvested cash position). Participant loans are valued at cost, which approximates market value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

                          Peabody Holding Company, Inc.
                           Employee Retirement Account

                    Notes to Financial Statements (continued)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PAYMENT OF BENEFITS

Benefits are recorded when paid.

3. RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of its trustee, Vanguard Fiduciary Trust Company, a party-in-interest with respect to the Plan. These transactions are covered by an exemption from the "prohibited transaction" provisions of ERISA and the Internal Revenue Code of 1986 (the "Code"), as amended. The Plan also invests in Peabody stock, through the Peabody Energy Stock Fund, which is a permitted party-in-interest transaction.

4. INVESTMENTS

The Plan's investments, including those purchased, sold or held during the year, appreciated in fair value as determined by quoted market prices as follows:

                                                 2004             2003
                                             ------------     ------------
                                                 (Dollars in thousands)
Mutual funds                                 $     16,737     $     31,339
Peabody Energy Stock Fund                           1,421              278
                                             ------------     ------------

                                             $     18,158     $     31,617
                                             ============     ============

Investments representing 5% or more of the fair value of the Plan's net assets at December 31 were as follows:

                                                 2004             2003
                                             ------------     ------------
                                                 (Dollars in thousands)
Mutual funds:
   Vanguard 500 Index Fund                   $     52,158     $     47,766
   Vanguard PRIMECAP Fund                          27,479           21,251
Common/collective trust:
   Vanguard Retirement Savings Trust               96,035           86,725

                          Peabody Holding Company, Inc.
                           Employee Retirement Account

                    Notes to Financial Statements (continued)


5. INCOME TAX STATUS

The Plan received a determination letter from the IRS dated February 9, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan's sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

6. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

7. SUBSEQUENT EVENTS

Effective January 1, 2005, Peabody Investments Corp. became the sponsor of the Plan and the name was changed to the Peabody Investments Corp. Employee Retirement Account. Peabody Investments Corp. is a wholly-owned subsidiary of Peabody Energy Corporation and the parent company of Peabody Holding Company, Inc.

Effective March 28, 2005, upon termination of employment, if the value of a participant's account is $1,001 or more but less than or equal to $5,000 (disregarding rollover contributions and related earnings) and, after receiving all required notices, the participant does not affirmatively elect a distribution, the balance of the participant's account will be automatically rolled over by the Plan to an individual retirement account (IRA) and invested in a money market fund. The participant will be responsible for paying all fees and expenses assessed against the automatic rollover IRA. If the value of the participant's account is $1,000 or less and, after receiving all required notices, the participant does not affirmatively elect a distribution, the participant will receive a lump-sum distribution.

                          Peabody Holding Company, Inc.
                           Employee Retirement Account

                    Notes to Financial Statements (continued)


7. SUBSEQUENT EVENTS (CONTINUED)

Prior to March 28, 2005, if the value of a participant's account was $5,000 or less (disregarding rollover contributions and related earnings) and, after receiving all required notices the participant did not affirmatively elect a distribution, the participant received a lump-sum distribution as soon as practicable after the participant terminated employment.

                              Supplemental Schedule
                          Peabody Holding Company, Inc.
                           Employee Retirement Account

                             Employer ID #13-2871045
                                    Plan #003

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2004

                                                      DESCRIPTION OF
         IDENTITY OF ISSUE                            INVESTMENT TYPE              CURRENT VALUE
----------------------------------------     ---------------------------------     -------------
AIM Premier Equity Fund*                     34,289 shares of mutual fund          $    338,779
Ariel Growth Fund*                           63,234 shares of mutual fund             3,362,172
Baron Asset Fund*                            11,105 shares of mutual fund               583,228
Delaware Int'l Value Equity Fund*            51,500 shares of mutual fund               868,797
Fidelity Equity-Income II Fund*              13,856 shares of mutual fund               332,693
Fidelity Blue Chip Growth Fund*              53,705 shares of mutual fund             2,240,055
Harbor Capital Appreciation*                 56,575 shares of mutual fund             1,621,998
Lazard Small Cap Portfolio*                  52,532 shares of mutual fund               989,711
Managers Special Equity Fund*                6,577 shares of mutual fund                594,671
Oppenheimer Quest Value*                     13,776 shares of mutual fund               294,540
Sound Shore Fund*                            19,494 shares of mutual fund               715,441
T. Rowe Price Mid-Cap Growth*                47,201 shares of mutual fund             2,354,394
T. Rowe Science & Technology Fund*           190,997 shares of mutual fund            3,648,044
T. Rowe Price Small-Cap Stock*               47,150 shares of mutual fund             1,500,313
Vanguard 500 Index Fund*                     467,197 shares of mutual fund           52,157,913
Vanguard Explorer Fund*                      193,405 shares of mutual fund           14,422,174
Vanguard Extend Mkt Index Fund*              73,378 shares of mutual fund             2,301,137
Vanguard GNMA Fund*                          83,081 shares of mutual fund               867,363
Vanguard High-Yield Corp.*                   161,446 shares of mutual fund            1,039,714
Vanguard Int'l Growth Fund*                  464,253 shares of mutual fund            8,755,819
Vanguard LifeSt Conserv Growth*              633,766 shares of mutual fund            9,671,266
Vanguard LifeSt Growth Fund*                 474,538 shares of mutual fund            9,509,748
Vanguard LifeSt Income Fund*                 109,526 shares of mutual fund            1,481,889
Vanguard LifeSt Moderate Growth*             461,837 shares of mutual fund            8,271,498
Vanguard LT Bond Index*                      142,277 shares of mutual fund            1,681,719
Vanguard LT Treasury Fund*                   57,975 shares of mutual fund               667,297
Vanguard PRIMECAP Fund*                      441,073 shares of mutual fund           27,478,849

                              Supplemental Schedule
                          Peabody Holding Company, Inc.
                           Employee Retirement Account

                             Employer ID #13-2871045
                                    Plan #003

   Schedule H, Line 4i - Schedule of Assets (Held at End of Year) (continued)

                                December 31, 2004

                                                      DESCRIPTION OF
         IDENTITY OF ISSUE                            INVESTMENT TYPE              CURRENT VALUE
----------------------------------------     ---------------------------------     -------------
Vanguard REIT Index Fund*                    169,601 shares of mutual fund            3,185,114
Vanguard Sm-Cap Index Fund*                  90,330 shares of mutual fund             2,422,653
Vanguard Total Bond Mkt Index*               616,324 shares of mutual fund            6,329,645
Vanguard Total Stock Mkt Index*              91,605 shares of mutual fund             2,635,470
Vanguard Windsor Fund*                       593,928 shares of mutual fund           10,732,272
Vanguard Windsor II Fund*                    128,961 shares of mutual fund            3,962,959
Vanguard Retirement Savings Trust*           96,034,805 shares of common/
                                               collective trust                      96,034,805
Peabody Energy Stock Fund*                   115,524 units of stock fund              3,909,318
Various participants                         Participant loans, interest rates
                                               from 5% to 10.5%,
                                               maturities through
                                               December 12, 2014                     10,413,787
                                                                                   ------------
                                                                                   $297,377,245
                                                                                   ============

* Parties-in-interest.

                                   SIGNATURES

Peabody Holding Company, Inc. Employee Retirement Account. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        Peabody Holding Company, Inc.
                                        Employee Retirement Account

Date: June 27, 2005                 By: /s/ SHARON D. FIEHLER
                                        ----------------------------------------
                                        Sharon D. Fiehler
                                        Peabody Energy Corporation
                                        Executive Vice President,
                                        Human Resources & Administration

                                  EXHIBIT INDEX


The exhibits below are numbered in accordance with the Exhibit Table of Item 601 of Regulation S-K.


     Exhibit
       No.          Description of Exhibit
     -------        ----------------------
        23          Consent of Ernst & Young LLP, Independent Registered Public
                    Accounting Firm